Exhibit 99.2
Indian GAAP Press Release

Infosys Technologies Announces Results for the Quarter Ended June 30, 2009

Q1 revenues grew by 12.7% year on year; sequentially declined by 2.9%

Bangalore, India – July 10, 2009

Highlights

Consolidated results for the quarter ended June 30, 2009

  Income was Rs. 5,472 crore for the quarter ended June 30, 2009; YoY growth was 12.7%
  Net profit after tax was Rs. 1,527 crore for the quarter ended June 30, 2009; YoY growth was 17.3%
  Earnings per share increased to Rs. 26.66 from Rs. 22.75 in the corresponding quarter of the previous year; YoY growth was 17.2%

Others

  27 clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 3,538 employees (net decline of 945) for the quarter by Infosys and its subsidiaries
  1,03,905 employees as on June 30, 2009 for Infosys and its subsidiaries

“We believe that in the short term the global economic environment will continue to be challenging,” said S. Gopalakrishnan, CEO and Managing Director. “We are working closely with our clients to help them navigate the downturn. We continue to invest in the future to take advantage of the growth opportunities in the medium to long term.”

Business outlook

The company’s outlook (consolidated) for the quarter ending September 30, 2009 and for the fiscal year ending March 31, 2010, under Indian GAAP and International Financial Reporting Standards (IFRS) is as follows:

Outlook under Indian GAAP – consolidated

Quarter ending September 30, 2009*

  Income is expected to be in the range of Rs. 5,318 crore and Rs. 5,413 crore; YoY decline of 1.9% to 0.1%
  Earnings per share is expected to be in the range of Rs. 23.67 and Rs. 24.09; YoY decline of 5.4% to 3.7%

Fiscal year ending March 31, 2010*

  Income is expected to be in the range of Rs. 21,416 crore and Rs. 21,747 crore; YoY decline of 1.3% to a growth of 0.3%
  Earnings per share is expected to be in the range of Rs. 94.59 and Rs. 96.00; YoY decline of 9.6% to 8.2%

* Conversion 1 US$ = Rs. 47.91

Outlook under IFRS#

Quarter ending September 30, 2009

  Consolidated revenues are expected to be in the range of $ 1,110 million and $ 1,130 million; YoY decline of 8.7% to 7.1%
  Consolidated earnings per American Depositary Share are expected to be in the range of $ 0.50 and $ 0.51; YoY decline of 10.7% to 8.9%

Fiscal year ending March 31, 2010

  Consolidated revenues are expected to be in the range of $ 4.45 billion and $ 4.52 billion; YoY decline of 4.6% to 3.1%
  Consolidated earnings per American Depositary Share are expected to be in the range of $ 1.97 and $ 2.00; YoY decline of 12.4% to 11.1%

# Exchange rates considered for major global currencies: AUD / USD – 0.81; GBP / USD – 1.66; Euro / USD – 1.41

Awards and recognition

Accolades from industry bodies and the media have yet again emphasized our market leadership. Reputation Institute’s Global Reputation Pulse 2009 ranked us among the world’s top 50 most respected companies. We were rated the ‘Best Outsourcing Partner’ for the third consecutive year by the readers of Waters magazine in its annual survey on best service providers to banking and capital markets firms.

Infosys BPO won the ‘ASTD Excellence in Practice Award’ that honors a practice of diversity for enhanced performance, and recognizes corporate programs to address issues on intercultural, gender or sexual orientation. Infosys BPO also earned the highest rating, Level 5, for the e-Sourcing Capability Model (eSCM-SP: v2.0) from Carnegie Mellon University's IT Services Qualification Center.

Expansion of services and significant projects

Infosys continues to win transformational deals, solution-based engagements, and systems integration projects as clients seek a trusted partner in their journeys.

Clients are leveraging Infosys’ industry expertise on projects directed at gaining a competitive advantage. A leading manufacturer and marketer of beauty care products, Alberto Culver Company, selected us to enhance its trade promotion effectiveness. We will deliver advanced category analytics services to help the company improve pricing, promotions and category management decisions. A developer and marketer of video games software and content is using our enterprise collaboration platform to ensure sustained community interaction and innovation management. We defined a collaboration platform strategy and roadmap for a high tech manufacturer, and the implementation is expected to result in significant cost savings and enhanced customer satisfaction. We are helping a high tech major, through our Supply Chain Visibility platform, to enable better KPI tracking, incident management, SLA compliance, and overall decision making. We are also helping the company to develop a repeatable and standardized approach for delivering services. A manufacturing major awarded us a deal to standardize its global processes as per contextual business needs. A premium food retailer, Waitrose, selected us as its partner for a multi-channel commerce transformation program. A transportation major engaged us to meet its strategic needs of global product development by integrating engineering and manufacturing data.

Infosys’ consulting services is also contributing to growth. A provider of workflow solutions sought our consulting services for a transformational project deploying a human capital management system that supports global and local processes in more than 25 countries. The client also engaged us to transform its end-to-end business processes to accelerate integration of acquisitions and speed up time-to-market for new products.

Market leaders across the world are benefiting from Infosys’ engineering services, particularly its Product Lifecycle Management (PLM) expertise. A global manufacturer engaged us for PLM services, including roadmap definition and assessment. In addition, we are working with another global manufacturer to support its PLM program, and a global consumer packaged goods company to transform its PLM platform.

Infosys continues to strengthen its position in the banking and capital markets sector. A leading bank chose us to help it architect a future-state platform for client payment authorizations as well as conduct performance testing on one of its key online banking channels. Another leading bank selected us to provide functional consulting support for a Human Resources Management System (HRMS) rollout across 36 countries. Telstra, Australia’s leading telecommunications and information services company, selected us as one of its key strategy partners to support its five-year AUD 450 million contracts for application development and maintenance.

“We continue to win large deals. We have also benefited from vendor consolidation with certain clients,” said S.D. Shibulal, Chief Operating Officer. “Our breadth and depth of services and solutions enable us to remain engaged with clients and deliver value to them in this challenging economic environment.”

We developed and delivered a global template to an agribusiness to establish a scalable enterprise computing platform. We implemented a forecasting and planning application at a large airline company which involved planning ground manpower resources to service airplanes. As a result, the company improved processing by more than 40 percent.

Learning Services’ innovative solutions have been acclaimed by our clients. During fiscal 2008, we had introduced ‘Learning Services’ that modernizes and integrates traditionally separate functions such as training, learning, e-learning, talent development, and knowledge management. During Q1 of this fiscal, a high tech manufacturer sought our expertise to create and execute a strategy to design change communication, and build content to help users adapt to new technologies in the social arena. In addition, Learning Services was awarded a project by a consumer electronics company to develop a technology architecture to support the induction of new customer service agents.

FinacleTM

In the first quarter, we launched the Finacle™ direct banking solution — a comprehensive solution that supports full-fledged branchless delivery of banking services through internet, mobile or call center channels. While supporting banks to achieve aggressive customer acquisition targets with lower Total Cost of Ownership (TCO), direct banking also increases customer stickiness by offering multiple self-service channels through an integrated solution. Infosys BPO’s capabilities, combined with the solution, further reduce capital expenditure and operational costs for set-up and direct banking operations.

Finacle™ continued its momentum in Europe, Middle East and Africa (EMEA) with five banks from the region choosing Finacle™ solutions in the quarter. A bank in the Middle East chose Finacle™ 10, the latest version of Finacle™ Universal Banking Solution, for its Islamic banking operations.

Six Finacle™ client projects went live in the quarter. Of these, three projects are from EMEA and three from Asia Pacific

Infosys BPO

Infosys BPO’s business continues to grow owing to its ability to provide seamless customer experience and deliver predictable value. A large retailer engaged Infosys BPO to realize the Return on Investment on its data warehouse, before investing in business intelligence or analytics tools.

A manufacturer engaged Infosys BPO to help it manage and develop content for its Web operations for Asian countries.

Process innovation

During the quarter, Infosys applied for one patent in India. With this, Infosys has an aggregate of 200 patent applications (pending) in India and the U.S. and has been granted three patents by the United States Patent and Trademark Office.

Liquidity and capital expenditure

Cash and cash equivalents, including investments in liquid mutual funds and certificate of deposits, as on June 30, 2009 was Rs. 12,030 crore (Rs.7,411 crore as on June 30, 2008).

“The global currency markets continue to be volatile. During the quarter, the rupee appreciated against the US dollar,” said V. Balakrishnan, Chief Financial Officer. “We continue to focus on margins while making the right investments to accelerate growth.”

Human resources

During the quarter, Infosys and its subsidiaries added 3,538 employees (gross). The net decline during the quarter was 945.

“We have invested more in training to enhance our productivity,” said T. V. Mohandas Pai, Member of the Board and Head – HRD and Education & Research. “We are honoring all our earlier offers. iRACE, our program for career architecture, is currently being rolled out.”

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 103,000 employees in over 50 offices worldwide. Infosys is part of the NASDAQ-100 Index and The Global Dow. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2009 and on Form 6-K for the quarters ended June 30, 2008, September 30, 2008 and December 31, 2008. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Shekar Narayanan, India	Sandeep Mahindroo, USA
	+91 (80) 4116 7744	+1 (646) 254 3133
	shekarn@infosys.com	sandeep_mahindroo@infosys.com
Media Relations
	Bani Paintal Dhawan, India	Peter McLaughlin, USA
	+91 (80) 3913 4511	+1 (213) 268 9363
	Bani_Dhawan@infosys.com	Peter_McLaughlin@infosys.com

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Balance Sheet as at	June 30, 2009	March 31, 2009
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	287	286
Reserves and surplus	19,004	17,523
	19,291	17,809
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	6,222	5,986
Less: Accumulated depreciation	2,387	2,187
Net book value	3,835	3,799
Add: Capital work-in-progress	511	615
	4,346	4,414
INVESTMENTS	2,207	1,005
DEFERRED TAX ASSETS,NET	110	102
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	3,168	3,390
Cash and bank balances	8,781	9,039
Loans and advances	3,356	3,164
	15,305	15,593
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	1,547	1,507
Provisions	1,130	1,798
NET CURRENT ASSETS	12,628	12,288
	19,291	17,809
NOTE: The audited Balance Sheet as at June30, 2009 has been taken on record at the Board meeting held on July 10, 2009.

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except per share data
Profit and Loss Account for the	Quarter ended June 30,
	2009	2008
Income from software services and products	5,104	4,516
Software development expenses	2,770	2,611
GROSS PROFIT	2,334	1,905
Selling and marketing expenses	215	216
General and administration expenses	346	285
	561	501
OPERATING PROFIT BEFORE DEPRECIATION	1,773	1,404
Depreciation	201	155
OPERATING PROFIT BEFORE TAX	1,572	1,249
Other Income, net	265	131
NET PROFIT BEFORE TAX	1,837	1,380
Provision for taxation	373	118
NET PROFIT AFTER TAX	1,464	1,262
Balance Brought Forward	10,305	6,642
Less: Residual dividend paid	–	1
Dividend tax on the above	–	–
	10,305	6,641

Balance in profit and loss account	11,769	7,903
	11,769	7,903
EARNINGS PER SHARE Equity shares of par value Rs. 5/- each
Before Exceptional Items
Basic	25.56	22.07
Diluted	25.52	22.01
Number of shares used in computing earnings per share
Basic	57,29,48,830	57,21,99,447
Diluted	57,36,51,675	57,35,61,834
Total Public Shareholding @
Number of shares	37,38,41,312	36,82,98,570
Percentage of shareholding	65.24	64.35

NOTE:

  The audited Profit & Loss Account for the quarter ended June30, 2009 has been taken on record at the Board meeting held on July 10, 2009
  A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com

@ Total public shareholding as defined under clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt Holders)

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Consolidated Balance Sheet as at	June 30, 2009	March 31, 2009
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	287	286
Reserves and surplus	19,550	17,968
	19,837	18,254
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	7,359	7,093
Less: Accumulated depreciation and amortization	2,637	2,416
Net book value	4,722	4,677
Add: Capital work-in-progress	557	677
	5,279	5,354
INVESTMENTS	1,152	–
DEFERRED TAX ASSETS,NET	135	126
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	3,417	3,672
Cash and bank balances	9,578	9,695
Loans and advances	3,489	3,279
	16,484	16,646
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	2,010	2,004
Provisions	1,203	1,868
NET CURRENT ASSETS	13,271	12,774
	19,837	18,254

NOTE:

  Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited (“Infosys” or “company”) and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses.
  The audited Balance Sheet as at June 30, 2009 has been taken on record at the Board meeting held on July 10, 2009.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Quarter ended June 30,
	2009	2008
Income from software services, products and business process management	5,472	4,854
Software development and business process management expenses	2,915	2,754
GROSS PROFIT	2,557	2,100
Selling and marketing expenses	261	257
General and administration expenses	428	364
	689	621
OPERATING PROFIT BEFORE DEPRECIATION AND MINORITY INTEREST	1,868	1,479
Depreciation	222	169
OPERATING PROFIT BEFORE TAX AND MINORITY INTEREST	1,646	1,310
Other income, net	269	117
NET PROFIT BEFORE TAX AND MINORITY INTEREST	1,915	1,427
Provision for taxation	388	125
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST	1,527	1,302
Minority Interest	–	–
NET PROFIT AFTER TAX	1,527	1,302
Balance Brought Forward	10,560	6,828
Less: Residual dividend paid	–	1
	10,560	6,827
AMOUNT AVAILABLE FOR APPROPRIATION	12,087	8,129

Balance in profit and loss account	12,087	8,129
	12,087	8,129
EARNINGS PER SHARE
Equity shares of par value Rs. 5/– each
Before Exceptional Items
Basic	26.66	22.75
Diluted	26.63	22.70
Number of shares used in computing earnings per share
Basic	57,29,48,830	57,21,99,447
Diluted	57,36,51,675	57,35,61,834
Total Public Shareholding @
Number of shares	37,38,41,312	36,82,98,570
Percentage of shareholding	65.24	64.35
@ Total public shareholding as defined under clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt Holders)